Filed by Bleichroeder Acquisition 2 France pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bleichroeder Acquisition Corp. II (File No. 001-43045)

Joint Press Release

Aramco and Pasqal launch Saudi Arabia’s first quantum computer and Middle East’s first commercial Quantum Computing as a Service platform

DHAHRAN, Saudi Arabia, May 18, 2026 – Aramco, one of the world’s leading energy and chemicals companies, in partnership with Pasqal, a global leader in neutral-atom quantum computing, today officially inaugurated the Kingdom of Saudi Arabia’s first quantum computer.

Aramco and Pasqal also unveiled the first commercial Quantum Computing as a Service (QCaaS) platform in the Middle East, opening a new chapter in building regional expertise and accelerating the development of quantum applications across the energy, materials and industrial sectors.

Marking a major milestone in the region’s technological advancement, QCaaS enables remote cloud access for potential clients around the globe. Located at Aramco’s data center in Dhahran, the computer provides customers with immediate, low-latency access to quantum hardware through a secure cloud platform to address complex industrial challenges.

Ahmad O. Al Khowaiter, Aramco Executive Vice President of Technology & Innovation, said: “This quantum milestone belongs to our Saudi researchers, engineers and scientists. By investing in joint training and research, we are building world-class quantum expertise right here in the Kingdom—an expertise that will power the next generation of energy solutions, accelerate lower-carbon fuel development, and enhance reservoir and supply-chain optimization. Let this achievement be the catalyst for an innovation-driven economy, creating high-impact, future-ready jobs for our youth and advancing Saudi Vision 2030.”

Wasiq Bokhari, Pasqal CEO, said: “Aramco is not waiting for quantum computing, it is helping to shape it as a global leader. This inauguration is evidence that the most demanding industrial challenges in the world are now being tackled with Pasqal’s quantum processors, software and specific solutions. For Pasqal, deploying our system for use in Aramco’s business-critical operations, while also being available to the region’s enterprises and research community, is a part of our core mission: to enable practical and secure quantum computing at scale today.”

Pasqal has been designing and building high-performance hardware and cloud-ready software since 2019, to address complex challenges in optimization, simulation, and artificial intelligence. First deployed in November 2025, the Pasqal Quantum Processing Unit (QPU) is powered by neutral-atom technology and controls 200 programmable qubits. Today’s inauguration formalizes its entry into active operation across a growing portfolio of industrial use cases and enables enterprises to explore and develop quantum-enhanced solutions for real-world industrial challenges.

Under the terms of the partnership, Aramco will progress a roadmap of use cases on a production-ready QPU as a foundational customer, accelerating development of quantum-hybrid solutions for its programs across energy, materials and industrial operations. Other external organizations, including research institutions, universities, and enterprises, can use Pasqal’s cloud platform to access one of the few quantum computers in the world.

Aramco’s domestic venture capital arm, Wa’ed Ventures, initially invested in Pasqal in January 2023, reinforcing efforts to localize advanced quantum technologies and accelerate the development of the regional quantum ecosystem. Since then, Aramco and Pasqal have built a structured quantum program targeting high-value operational challenges across multiple workstreams, where quantum-hybrid approaches unlock capabilities beyond classical computing. These Aramco workstreams include port logistics optimization, CO₂ storage optimization, well placement, rig scheduling, building the Kingdom’s quantum workforce, and making quantum computing available throughout the region.

Photo Caption

Aramco Executive Vice President of Technology and Innovation, Ahmad O. Al Khowaiter and Pasqal CEO, Wasiq Bokhari, at the launch of Saudi Arabia’s first Quantum Computer and the Middle East’s first commercial Quantum Computing as a Service (QCaaS) platform.

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Aramco Contact Information

Media Relations: media.inquiries@aramco.com

@aramco

About Aramco

As one of the world’s leading integrated energy and chemicals companies, our global team is dedicated to creating impact in all that we do, from providing crucial oil supplies to developing new energy technologies. We focus on making our resources more dependable, more sustainable and more useful, helping to promote growth and productivity around the world. https://www.aramco.com

Pasqal Contact Information

Email: pr@pasqal.com

About Pasqal

Pasqal is a global leader in delivering practical quantum computing at scale utilizing neutral atom technology and dedicated software for industry, science, and governments. Since its founding in 2019, Pasqal has leveraged Nobel Prize winning research to build high-performance quantum systems and cloud-ready software designed to address complex challenges in optimization, simulation, and artificial intelligence.

Headquartered in France, Pasqal employs over 275 people and serves over 25 clients and partners, including Aramco, CMA CGM, OVHcloud, Thales, IBM (Pasqal is part of the IBM Quantum Network), and Sumitomo.

Backed by more than USD 500 million in total funding from leading international investors, Pasqal is pursuing a listing on Nasdaq in partnership with Bleichroeder Acquisition Corp. II (Nasdaq: BBCQ) and is accelerating the adoption of scalable, high-performance quantum computing worldwide.

Disclaimer

The press release contains forward-looking statements. All statements other than statements relating to historical or current facts included in the press release are forward-looking statements. Forward-looking statements give the Company’s current expectations and projections relating to its capital expenditures and investments, major projects, upstream and downstream performance, including relative to peers. These statements may include, without limitation, any statements preceded by, followed by or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “goal,” “may,” “anticipate,” “estimate,” “plan,” “project,” “can have,” “likely,” “should,” “could,” and other words and terms of similar meaning or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Company’s control that could cause the Company’s actual results, performance or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements, including the following factors: global supply, demand and price fluctuations of oil, gas and petrochemicals; global economic conditions; competition in the industries in which Saudi Aramco operates; climate change concerns, weather conditions and related impacts on the global demand for hydrocarbons and hydrocarbon-based products; risks related to Saudi Aramco’s ability to successfully meet its ESG targets, including its failure to fully meet its GHG emissions reduction targets by 2050; conditions affecting the transportation of products; operational risk and hazards common in the oil and gas, refining and petrochemicals industries; the cyclical nature of the oil and gas, refining and petrochemicals industries; political and social instability and unrest and actual or potential armed conflicts in the MENA region and other areas; natural disasters and public health pandemics or epidemics; the management of Saudi Aramco’s growth; the management of the Company’s subsidiaries, joint operations, joint ventures, associates and entities in which it holds a minority interest; Saudi Aramco’s exposure to inflation, interest rate risk and foreign exchange risk; risks related to operating in a regulated industry and changes to oil, gas, environmental or other regulations that impact the industries in which Saudi Aramco operates; legal proceedings, international trade matters, and other disputes or agreements; and other risks and uncertainties that could cause actual results to differ from the forward-looking statements in this press release, as set forth in the Company’s latest periodic reports filed with the Saudi Exchange. For additional information on the potential risks and uncertainties that could cause actual results to differ from the results predicted please see the Company’s latest periodic reports filed with the Saudi Exchange. Such forward-looking statements are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which it will operate in the future. The information contained in the press release, including but not limited to forward-looking statements, applies only as of the date of this press release and is not intended to give any assurances as to future results. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to the press release, including any financial data or forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law or regulation. No person should construe the press release as financial, tax or investment advice. Undue reliance should not be placed on the forward-looking statements.

Forward-looking statements include, but are not limited to the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”). These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations ; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement/prospectus to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of the Final Prospectus filed by Bleichroeder with the SEC on January 8, 2026 and the Current Report on Form 8-K filed with the SEC on January 9, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

 No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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